Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.

Excerpts from Apollo Global Management, Inc.’s Q1 2021 Earnings Call, held on May 4, 2021

Below are excerpts from the transcript of Apollo Global Management Inc.’s Earnings Call for the Quarter ended March 31, 2021, which was held on Tuesday, May 4, 2021.

Marc Rowan

The biggest step in the quarter was obviously our decision to enter into an agreement to merge with Athene. This transaction massively reinforces our position serving retirement income and retirees adding almost 1 million clients, including our pension retirement transfer business and average age in the high 60s. This transaction adds to our capacity in coordination to develop additional yield platforms through aligning Apollo and Athene, Thinking back to what we have been able to achieve with us not fully aligned, whether it is our mid-cap, corporate credit business, our Triple-Net lease business, our Aircraft Finance business, our Redding Ridge Structured Products business, the list goes on and on. I'm excited as to what we can achieve with full alignment.

In our Hybrid and opportunistic businesses, this transaction increases our ability to seed products and to seed teams and to launch new funds and simply to get to market faster. Some examples of what we've done historically include our Hybrid Value Fund, our Infrastructure Fund and numerous others. The transaction also represents a significant strengthening of our connection to additional forms of distribution, including retail banks, independent broker-dealers, and other wealth channels. These wealth distribution channels represent a significant source of growth for us and we expect 2021 even prior to the closing of the transaction with Athene, to be a record year for Apollo in these channels, and a source of significant future growth.

The merger was not the only step we took in the quarter to reinforce our strategy. Significant progress was made in our high grade Alpha business. Apollo has developed a unique platform to provide capital and funding to large corporations globally in the investment grade market. Our unconstrained appetite for long dated creative and semi liquid solutions have allowed us to execute multi-billion dollar transactions in a short timeframe as they sole counterparty to these corporations.

Working with our partners with our 400 plus investment professionals. We expect to generate $15 billion to $20 billion of these transactions in 2021. Also in the quarter, we announced the launch of our Credit Secondary's business, a new platform levering our insurance affiliates appetite for this asset class into a very fast growing private credit secondaries market. This is one of the first funds in this rapidly growing split – space and we plan to raise substantial additional money in the future for this strategy, as we continue to build out our general partnership solutions capabilities.

In summary, this is an investment year. We are focused on setting the business up so that it grows faster over the next five years. And Scott will take you through some of the investments we're making during 2021 in his prepared remarks. Away from the financials of the business and the strategy of the business, we delivered the changes and governance that we had set out in our first in the first conference call I had done with you. We began to implement changes to our governance to establish a simpler, more transparent corporate structure. We believe ultimately positions us to be eligible for S&P index inclusion.

Martin Kelly

We look forward to further accelerating growth in our platform including via our announced merger with Athene and creating a corporate structure, which will create flexibility to allocate capital to further growth at any of our businesses which we'll return to shareholders.

Lastly, we understand the desire for more specifics surrounding the announced merger with Athene including pro forma segment financials and we look forward to providing that to you in conjunction with an Investor Day, which we currently anticipate holding in the fall.

Q: Craig Siegenthaler

I have several follow-ups with on the merger with Athene. So my first one was, do you know how GAAP will treat the Athene management fees after the merger is closed?

A: Marc Rowan

Yes. GAAP like and everything else will eliminate all intercompany transaction.

Q: Craig Siegenthaler

Got it. And then are you going to continue to report distributer earnings after the merger closes and will it include total earnings from Athene, as life insurance free cash flow and GAAP earnings don't always match up?

A: Marc Rowan

We'll give you a detailed -- we've taken our best guess at providing our view as to how we're going to report in through our lens deck that is on our website and that we've previously disclosed, We anticipate that from a management view financials, we will report the way everyone else in the industry and the broader financial services industry reports intercompany segments, which is the fair value management fees will be reported on the asset management side and the yield less the cost of these management fees will be before reported on the insurance side. We do anticipate at this point continuing to report DE. And as you see in the through our lens deck, we're envisioning the addition of an additional operating line of Retirement Services earnings.

Q: Patrick Davitt

Hey, good morning everyone.

My question is on kind of how to think about capital return post transaction. With Fund eight kind of through the netting hole, now it's clear, obviously the cash realization out like look for the kind of legacy Apollo business is looking increasingly strong. So with Athene's cash flow theoretically enough to kind of fund their growth, do you have any thoughts around the use of the excess cash, likely to be generated from this very strong realization outlook on the legacy Apollo business?

A: Marc Rowan

Your starting point on Athene, I believe to be too conservative. If you look back in history, Athene has actually distributed an immense amount of capital. They've just not distributed as dividends, they've done it in terms of buybacks. if we distributed, I don't have my notes in front of me, but call it a billion 250 plus or minus over a period of time.

So, now you have to step back and think about how Athene produces cash on a forward basis. Athene as you've said yes it finances its own growth. But it also starts in a different place. It does not start at zero. Athene starts with $5.2 billion of excess equity capital, which is approximately $3.8 billion of excess equity on Athene's balance sheet plus 1.7 in a just-in-time LP driven side-by-side funding vehicle called [ph]Aden. In addition, Athene has less than 15% debt to cap whereas its double-A peers would have about 25% debt to cap again approximately another $2.5 billion.

So Athene starts with about $7.5 billion, $8 billion of excess deployable capital and what you're also watching is a maturation of the structure. The business rolling off Athene is generally business that is rolling off that was financed 100% with Athene's capital. That's how Athene began life. The business going

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on the books is generally going on the books, particularly the inorganic and PRT business. But likely over time, the totality of Athene business will be approximately 1/3 Athene Capital and 2/3, ADIP capital.

What we have tried to do is balance is to take what heretofore may have been a capital intensive business, make it less capital intensive through the introduction of third-party capital, which as an aside, the ADIP one Investors should be very happy. I'll leave it there and you should anticipate that we will be very focused on ADIP two to support this growth. And so, it is my expectation that we will get excess capital from the Athene leg of the business and excess capital from the Apollo leg of the business against an announced buck 60 dividend.

I think for Investor Day, we will do our best to go through this in detail, but suffice it to say, that capital allocation is one of the things that is fully within our control and it's something we should be judged on and we are all very large shareholders. But what it does is it creates options and that option is to reinvest in the business, adding additional capacity, and/or buyback stock. And we will look at that and now have the flexibility to do that every quarter and every year.

Q: Alex Blostein

Thank you, Great. Good morning, everybody. I was hoping we could spend a minute on your guidance is sort of bigger picture growth in management fee outlook over the next couple of years. So sounds like there is a number of new initiatives in the business. Some of them are kind of being accelerated potentially by the Athene deal, you talked about Wealth Management couple other platforms.

Can you give us a sense of kind of excluding or not sort of relying on insurance related partnerships and just really thinking about third party investor base.? What sort of the sustainable management fee growth, you expect to see over the next call it three years as you go through this investment cycle?

A: Marc Rowan

So Alex this is Marc. I'll give you the broader overview and then I'll turn it to Martin, And so I think we've said broadly. First, we will update our targets at our next Investor Day. But the way at least some of us think about the business. The yield business we think we can double over the next five years. That's circa $350 billion today. I think that will be a $700 billion plus business, and I'll come back to why and how. The opportunistic business about and -- the Hybrid business is about $110 billion to $115 billion and at least at first blush I personally think they will be 50% larger over the next five years.

So now to dig down and then I will turn it over to Martin for a bit. If you look at the strategy we've chosen in yield. It's in many ways a different strategy than our comparable peer set. We've chosen as I alluded to on an earlier question fixed income replacement. This was driven by the need to serve our insurance affiliates. It also if you look at roughly the $350 billion of AUM, about 60% of that is driven by the insurance affiliates and 40% is driven by third-party clients in credit funds.

I have no reason to expect that to change all that much as the business doubles. But let me get into what I mean by doubling the business. If you dig down in the $350 billion. My best guess is it's $125 billion to $150 billion of alpha with the remainder beta. For us to double that business, we need to double $125 billion of alpha. That is a large number, but it does not appear daunting to me because a lot of it is focused on platforms providing repeatable origination. So to give you a sense of scale, we originated $17 billion of credit in the first quarter. We're on a pace to do circa $75 billion - $80 billion for the year and that's up from last year where we did $47 billion of credit origination for the year. So we kind of seem to have the building blocks in place.

On the opportunistic side, I laid out the larger return, Scott laid out some of the more specific returns, and we've made a lot of progress with announced private equity transactions, I would expect that next year will be in the market for Fund 11-- Fund 10, excuse me, Scott is correcting me. And we are in the process of

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scaling, a number of other strategies where we see origination capacity in excess of funds that we currently have. Asian real estate on our Asian structured product business, infrastructure, social impact.

So all in all, I see really interesting ways to grow the business. Some of this and you've asked for excluding insurance affiliates. I don't really think of the business in that context because increasingly what our limited partners and third party investors like on the yield side of our business is the ability to co-invest side-by-side with Athene and Athora same time, same price, same risk. We present ourselves to the market as an asset manager who is not only interested in fee but is interested in the underlying asset and therefore full alignment.

On the opportunistic and the hybrid side of the business, we are also in the same position although not to the same degree, whereas we might be 60% of the yield from affiliates. On the yield side of our business, we're probably I use back of the ample 15% to 30% of the business on the Hybrid and opportunistic side of the business. Again, these are accelerants to growing because limited partners and other third-party investors like that we have skin in the game and we eat our own cooking whatever your best analogy is.

When we have previously come to talk to you, we speak to this business as a business that is roughly a 15% annual growth business. In years like this, my gut tells me FRE will be double digits but below 15 as in this is an investment year, and in years once we've made the investment, It will be beyond 15%. But that's kind of the metric we hold ourselves to subject to update at Investor Day. The things we are doing are generally designed to help us get beyond that.

Martin, anything you want to add.

A: Martin Kelly

No. Marc. The only thing I'd add is so translating that into the components of FRE and management fee growth should be teens, in line with what produced. We see no reason that that one continue in the future. We are very focused on growing our origination businesses and growing and growing our transaction fees, as you say, and we expect that to continue and then we make decisions about investing in the platform.

And so, and that translates into low double-digit-to-high teens FRE growth year-to-year. And Marc sort of indicated what we expect this year but looking forward where we're confident that we'll be able to produce every dollar growth consistent with what we produced in the past, regardless of the channel that it comes from.

A: Marc Rowan

Then I go to completely to the other end of the spectrum and let's talk about Athene. So Athene is now the number one underwriter of retail annuities in the US. It is a substantial footprint. The footprint includes independent broker-dealer. It includes bank. It includes other forms of distribution and I would say are more retail and less high net worth. They have made the investments in systems and infrastructure necessary to support a complex product set and insurance is a complex product set.

Q: Chris Harris

Can you guys give us an update on your views on consolidation opportunities and insurance and I'm wondering how you think higher rates might impact that outlook?

A: Marc Rowan

So I'll do my best, it's Marc. So in general, as Martin said, higher rates are better for our business. First, we have an investment portfolio that has a decent amount of floaters in it on the Athene balance sheet. And second, higher rates can also help in pricing of new business including company-to-company new business. So, but I don't actually think that rates themselves have a material impact on the ability or willingness of

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people to transact. What we are watching is in my opinion a realignment of the guaranteed, or as we say in the US, annuity led insurance business.

Q: Michael Cyprys

Hey good morning. Thanks for fitting me in here. But just a question on as insurance becomes a more meaningful business for you guys. Investors may want to never appreciate may be potential balance sheet rest. Can you just talk about how you think about and assess balance sheet rest on the insurance side? Does that comes over with Athene metrics? Will you be tracking? If there is a problem or issue with one area of the portfolio, how might we see that from the outside as I don't think it's mark to market or at least through the P&L at least? And what sort of sensitivities or scenario analysis do you look at that you might be able to share with us on the outside?

A: Marc Rowan:

Okay. So, first and for the retirement services business, the issue and the risk has always been on the asset side. That is where I believe investors should focus that is where we have focused there is very little volatility around I'll call traditional measures of insurance type risk like mortality and longevity or unexpected optionality on the part of policy holders. It is primarily an asset risk game. We have grown up and the entire firm has grown up with Athene by a relatively simple philosophy. Retirement services insurance companies are a terrible place to take credit risk, they're a terrible place to take equity risk, but they are ideally situated to take some amount of liquidity risk since most of their liabilities are illiquid and structure risk. And that is what you find on the Athene balance sheet.

So we've now been through 12 years there is 12 years of metrics. There is not whatever cycles have taken place in those 12 years we have written out and you can look at our portfolio and I would encourage you to bench mark it not against other annuity companies take the highest quality best thought of peer group. And I gave some of this in the through our lens deck take root, take met, take principle and you will see whether it's a measure of losses of capital buffer, of use of leverage, or anything else we have outperformed the double A benchmarks.

We have always been Apollo has always been the residual equity holder of the risks that we take. Initially we were a 35% equity holder. Some 2.5 billion of value and now we are going to be a 100% equity holder. The risk mentality mindset has not changed. So now I focus down into the specifics of your question, we do put out extensive credit decks. If you go back and you look at the period, just after the still lockdowns in the US, you will see an extensive deck on our CLO portfolio, you will see on extensive deck on our CRE portfolio, you will see one on energy, you will see one in aircraft lending and we will continue to do this. The granularity of information that we put out there is nothing else like it in the insurance industry that I'm aware of. This is how we run and monitor the business. We report on a quarterly basis impairments whether they run through the P&L or not.

So, you will get that updated information but I assure you, this is where the magic happens. If you get this wrong. It is a big negative if you get this right, it provides competitive advantage. What we seek to do and retirement services across the entirety of the portfolio is to earn 40 basis points across the portfolio. Better than the comparable publicly traded investment grade option set or opportunity set. It's not 200 more it's 40 more and it is primarily a fixed income investment grade portfolio that benefits from stepping back from the fully liquid markets.

A: Scott Kleinman

The only thing I would add, Mike, is just as a reminder, Apollo today manages a 100% of the left side of Athene balance sheet. Right So there is an Apollo professional who knows every single thing. It was tied to every line item on the Athene asset balance sheet so the same care and feeding, we provide across our entire credit business is already being done with respect to Athene and so the actual closing of the merger nothing changes in that respect.

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Additional Information Regarding the Transaction and Where to Find It

These communications are being made in respect of the proposed transaction involving Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Apollo Global Management, Inc. (“AGM”), AGM and Athene Holding Ltd. (“AHL”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and its Form 10-K/a for the fiscal year ended December 31, 2020, which was filed with the SEC on April 20, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

These communications are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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